Owens-Illinois, Inc. One Michael Owens Way Perrysburg, Ohio 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com July 2, 2010

VIA EDGAR TRANSMISSION

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Period Ended March 31, 2010

File No. 1-9576

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2009

Form 10-Q for the Period Ended March 31, 2010

File No. 003-13061-01

Dear Mr. Decker:

We are in receipt of the Staff’s letter, dated June 11, 2010, with respect to the above-referenced Annual Report on Form 10-K and Periodic Report on Form 10-Q.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.  Our comments on the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K filed for Owens-Illinois Group, Inc.  Please also address our comments in the financial statements for Owens-Brockway Packaging, Inc. and Owens-Brockway Glass Container, Inc. as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview — Years ended December 31, 2009 and 2008, page 27

2.              Please discuss the business reasons for material changes in the various line items presented in your consolidated results of operations as presented on page 49.  For example, you should provide a robust discussion of the business reasons for the changes in gross profit for all periods presented.  Please also disclose with quantification the types of items included in the other expense line item as shown on page 49, and discuss the business reasons for material changes in this line item or refer readers to elsewhere in the filing, such as pages 33 and 34 where these items are discussed in greater detail.

Response: The Company describes material changes in its results of operations in its MD&A using a schedule of net sales by reportable segment and a reconciliation of segment operating profit to net earnings.  These measures are indicative of how the Company’s management reviews its results of operations and have been deemed by the Company to be the most meaningful way to discuss its results of operations.  Accordingly, the Company describes material changes in the various line items of these schedules, which coincide with various line items on the Company’s consolidated results of operations.  In future filings, the Company will supplement its current year vs. prior year reconciliations of net sales of reportable segments and segment operating profit with additional language describing the business reasons for those changes.

For example, such supplemental disclosure, if it had been presented in our Form 10-K, would have been a new paragraph on page 28 before the reconciliation of net sales of reportable segments stating the following:

“Net sales declined in 2009 compared with 2008 primarily due to a 10% reduction in shipments as a result of weaker market conditions and customer de-stocking in the first half of the year.  Partially offsetting this lower volume was improved price and mix, primarily due to the Company’s price over volume strategy aimed at improving margins. This strategy also contributed to the lower shipments in 2009.”

The following two paragraphs would have been inserted on page 29 before the reconciliation of segment operating profit of reportable segments:

“Segment Operating Profit of reportable segments in 2009 was $996.0 million compared to $1,156.8 million in 2008, a decrease of $160.8 million, or 13.9%.  The decrease was primarily due to weaker market conditions and customer de-stocking, which led to a 10% reduction in shipments and to temporary production curtailments as the Company attempted to match supply with lower demand.  The temporary production curtailments resulted in approximately $302 million of higher unabsorbed fixed costs.  Manufacturing costs were also higher by approximately $54 million due to inflationary cost increases.  The Company also recognized $28 million of foreign currency exchange losses in 2009 related to cash remittances out of Venezuela as part of the Company’s cash management strategy.

Partially offsetting the decreases in Segment Operating Profit noted above were improved price and mix, lower warehouse and delivery costs and savings from the Company’s strategic review of its global manufacturing footprint.  Improved price and mix contributed approximately $377 million in 2009, primarily due to the Company’s price over volume strategy aimed at improving margins.  Warehouse and delivery costs were lower by approximately $28 million due to lower shipments and an 11% reduction in inventory levels at the end of 2009 compared to 2008.  The Company’s strategic review of its global manufacturing footprint led to the permanent curtailment of plant capacity and the realignment of selected operations, resulting in savings of approximately $122 million.”

Regulation S-K, Item 303 states “Where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s businesses as a whole; Provided, however, That if the causes for a change in one line item also relate to other line items, no repetition is required and a line-by-line analysis of the financial statements as a whole is not required or generally appropriate.”  Because the Company is proposing to provide a robust discussion of the business reasons for the changes as outlined above, the Company believes it would be duplicative to repeat that information in a line by line analysis of its consolidated results of operations.  For example, the reasons for changes in gross profit are the same as those described above that impact net sales and segment operating profit.

The types of items included in the other expense line item on page 49 are listed and quantified on the schedule on page 27.  For 2009, the sum of the items on page 27 for restructuring and asset impairment, charge for Venezuela currency remeasurement, and charge for asbestos related costs represents approximately 90% of the other expense line item on page 49.  The remaining costs are included on page 27 in the retained corporate costs and other line item.  As you noted, these items are discussed in more detail on pages 33 and 34, which is part of the Company’s analysis of these charges.  A note at the end of the schedule on page 27 refers the reader to the applicable sections for discussion of these amounts.

Capital Resources and Liquidity

Cash Flows, page 37

3.              You indicate that cash provided by continuing operating activities was $800.0 million compared with $757.2 million for 2008.  Please expand this disclosure to quantify and discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components.  Please also discuss significant working capital changes including but not limited to the business reasons for the changes in inventory levels.  Please revise your disclosure for all periods presented.

Response:  In future filings the Company will revise its disclosure to quantify and discuss the components that result in significant changes in cash flows from operating activities.  Future filings will include disclosure similar to the following:

“For 2009, cash provided by continuing operating activities was $800.0 million compared with $757.2 million for 2008.  The increase is mainly attributable to a $151.9 million decrease in inventory in 2009, compared to a $74.1 million increase in inventory in 2008, as the Company’s production curtailments from the strategic review of its manufacturing footprint resulted in an 11 percent reduction in inventory levels. The increase in cash provided by continuing operating activities was also the result of lower interest payments of $56.8 million, due to lower variable interest rates, and lower payments for asbestos-related costs of $19.9 million. Partially offsetting these increases were lower net earnings of $130.7 million, increased payments for restructuring activities of $19.4 million, and increased pension contributions of $61.9 million.  Cash flows from operating activities will continue to be affected by payments for restructuring activities in 2010.

During 2009, the Company contributed $123.1 million, including $49.5 million of accelerated 2010 contributions, to its non-U.S. defined benefit pension plans, compared with $61.2 million in 2008.  The Company was not required to make cash contributions to the U.S. defined benefit pension plans during 2009.  Contributions in 2010 are dependent on future asset returns and discount rates which the Company is unable to predict.  However, the Company believes that contributions to its non-U.S. plans will be lower in 2010, due to the accelerated contributions made in 2009, and that it will not be required to make contributions to its U.S. plans in 2010.  Depending on a number of factors, the Company may elect to contribute amounts in excess of minimum required amounts in order to improve the funded status of certain plans.”

Critical Accounting Estimates

Income Taxes, page 44

4.              Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management.  Please describe the nature of the positive and negative evidence you considered in your determination that gross deferred tax assets of $1.4 billion were not recoverable as of December 31, 2009 and how that evidence was weighted.  Refer to SEC Release Nos. 33-8350 and 33-8040.

Response:  The Company will revise its discussion of its income taxes critical accounting policy in future filings as follows:

“The Company accounts for income taxes as required by general accounting principles under which deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates.

Management judgment is required in determining income tax expense and the related balance sheet amounts, which includes estimating and analyzing historical and projected future operating results, the reversal of taxable temporary differences and tax planning strategies.  In addition, judgments are required concerning the ultimate outcome of uncertain income tax positions.  Actual income taxes paid may vary from estimates, depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. Changes in the estimates and assumptions used for calculating income tax expense and potential differences in actual results from estimates could have a material impact on the Company’s results of operations and financial condition.

Deferred tax assets and liabilities are determined separately for each tax jurisdiction in which the Company conducts its operations or otherwise incurs taxable income or losses.  Deferred tax assets are recorded for operating losses and tax credit carryforwards. However, a valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized.  This assessment is dependent upon historical losses and projected profitability including the effects of tax planning.  The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified.  Accordingly, evidence related to objective historical losses is typically given more weight than projected profitability.  The Company has recorded a valuation allowance for the portion of deferred tax assets not offset by deferred tax liabilities in various jurisdictions where it believes that, based on historical losses and projected profitability in each jurisdiction, it is unlikely to realize those deferred tax assets.”

Financial Statements

Consolidated Balance Sheets, page 51

5.              Given that you have shares held as treasury stock, please tell us how you determined that your shares issued and outstanding should be the same for all period presented.  Please revise or advise accordingly.

Response:  The Company will revise future filings to reflect only the shares issued.  Rule 5-02 of Regulation S-X requires the disclosure on the face of the balance sheet of the number of shares issued or outstanding.  The Company will disclose the number of shares issued, while also disclosing the number of shares held in treasury, which will allow the reader to compute shares outstanding.  Future filings will read as follows:

“Common stock, par value $.01 per share, 250,000,000 shares authorized,

179,923,309 and 178,705,817 shares issued (including treasury shares), respectively”

Consolidated Share Owners’ Equity, page 52

6.              Please revise your consolidated share owners’ equity to breakout your convertible preferred stock, common stock, capital in excess of par value and treasury stock into separate components on the face of the statement or in a footnote to the financial statements.  Please also show in separate columns the changes in both the number of shares issued and those held in treasury stock during each period presented.  Refer to Rule 3-04 of Regulation S-X.

Response: In future filings, the Company will revise its consolidated share owners’ equity schedule to separately show the components of share owners’ equity.  See below.

CONSOLIDATED SHARE OWNERS’ EQUITY   Owens-Illinois, Inc.

Dollars in millions

	Share Owners’ Equity of the Company
	Convertible Preferred Stock	Common Stock	Capital in Excess of Par Value	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total Share Owners’ Equity

Balance on January 1, 2008	$452.5	$1.7	$2,420.0	$(224.6)	$(285.3)	$(176.9)	$251.7	$2,439.1

Issuance of common stock (1.1 million shares)			40.9					40.9
Reissuance of common stock (0.2 million shares)				3.1				3.1
Conversion or redemption (8.6 million shares)	(452.5)	0.1	452.4					—
Comprehensive income:
Net earnings					258.3		70.2	328.5
Foreign currency translation adjustments						(431.9)	(19.5)	(451.4)
Pension and other postretirement benefit adjustments, net of tax						(978.9)		(978.9)
Change in fair value of derivative instruments, net of tax						(32.9)		(32.9)
Dividends paid to noncontrolling interests on subsidiary common stock							(49.6)	(49.6)
Dividends paid on convertible preferred stock					(5.4)			(5.4)
Balance on December 31, 2008	—	1.8	2,913.3	(221.5)	(32.4)	(1,620.6)	252.8	1,293.4

Issuance of common stock (1.2 million shares)			28.6					28.6
Reissuance of common stock (0.2 million shares)				4.4				4.4
Comprehensive income:
Net earnings					161.8		36.0	197.8
Foreign currency translation adjustments						228.9	(28.4)	200.5
Pension and other postretirement benefit adjustments, net of tax						50.4		50.4
Change in fair value of derivative instruments, net of tax						23.5		23.5
Dividends paid to noncontrolling interests on subsidiary common stock							(62.2)	(62.2)
Balance on December 31, 2009	—	1.8	2,941.9	(217.1)	129.4	(1,317.8)	198.2	1,736.4

Issuance of common stock (x.x million shares)								—
Reissuance of common stock (x.x million shares)								—
Comprehensive income:
Net earnings								—
Foreign currency translation adjustments								—
Pension and other postretirement benefit adjustments, net of tax								—
Change in fair value of derivative instruments, net of tax								—
Total comprehensive income								—
Dividends paid to noncontrolling interests on subsidiary common stock								—
Balance on December 31, 2010	$—	$1.8	$2,941.9	$(217.1)	$129.4	$(1,317.8)	$198.2	$1,736.4

7.              Please tell us what consideration you gave to separately disclosing comprehensive income attributable to the company and your non-controlling interests pursuant to FASB ASC 810-10-50-1A(a).  Refer to FASB ASC 810-10-55-4K for additional guidance.

Response:  The Company discloses the components of comprehensive income attributable to the Company and noncontrolling interests and relies on the reader to add the components to derive the total comprehensive income attributable to the Company and noncontrolling interests.  In future filings, the Company will revise its consolidated results of operations statement to show comprehensive income attributable to the Company and noncontrolling interests.  See below.

CONSOLIDATED RESULTS OF OPERATIONS   Owens-Illinois, Inc.

Dollars in millions, except per share amounts

Years ended December 31,	2010	2009	2008
Net sales		$7,066.5	$7,884.7
Manufacturing, shipping, and delivery		(5,582.6)	(6,208.1)
Gross profit	—	1,483.9	1,676.6

Selling and administrative expense		(506.4)	(511.9)
Research, development, and engineering expense		(58.8)	(66.6)
Interest expense		(221.7)	(253.0)
Interest income		28.6	38.6
Equity earnings		52.6	50.8
Royalties and net technical assistance		12.9	18.6
Other income		11.2	9.5
Other expense		(477.0)	(404.2)

Earnings from continuing operations before income taxes	—	325.3	558.4
Provision for income taxes		(127.5)	(236.7)
Earnings from continuing operations	—	197.8	321.7
Gain on sale of discontinued operations			6.8
Net earnings	—	197.8	328.5
Net earnings attributable to noncontrolling interests		(36.0)	(70.2)

Net earnings attributable to the Company	$—	$161.8	$258.3

Comprehensive income (loss):
Net earnings	$—	$197.8	$328.5
Foreign currency translation adjustments		200.5	(451.4)
Pension and other postretirement benefit adjustments, net of tax		50.4	(978.9)
Change in fair value of derivative instruments, net of tax		23.5	(32.9)
Total comprehensive income (loss)	—	472.2	(1,134.7)
Comprehensive income (loss) attributable to noncontrolling interests		(7.6)	(50.7)
Comprehensive income (loss) attributable to the Company	$—	$464.6	$(1,185.4)

Amounts attributable to the Company:
Earnings from continuing operations	$—	$161.8	$251.5
Gain on sale of discontinued operations			6.8
Net earnings	$—	$161.8	$258.3

Basic earnings per share:
Earnings from continuing operations		$0.96	$1.49
Gain on sale of discontinued operations			0.04
Net earnings	$—	$0.96	$1.53

Diluted earnings per share:
Earnings from continuing operations		$0.95	$1.48
Gain on sale of discontinued operations			0.04
Net earnings	$—	$0.95	$1.52

Consolidated Cash Flows, page 53

8.              Given that net earnings attributable to noncontrolling interests is already included in net earnings, please tell us how you determined that it was appropriate to show net earnings attributable to noncontrolling interests as a reconciling item within your cash flow from operating activities.  If an offsetting adjustment has also been included in another line item inside of the reconciliation from net earnings to cash provided by operating activities, please tell us which one and explain why that treatment is appropriate.  Please advise or revise your statement of cash flows accordingly.

Response:  In future filings, the Company will revise the Operating Activities section of its cash flow statement to delete the adjustment for net earnings attributable to noncontrolling interests, with an offsetting adjustment in the Other line item of non-cash charges, as follows:

Year Ended December 31,	2009

Operating Activities:
Net earnings (loss)	$197.8
Non-cash charges (credits):
Depreciation	374.8
Amortization of intangibles and other deferred items	21.1
Amortization of finance fees and debt discount	10.4
Deferred tax provision	51.9
Non-cash tax benefit	(47.9)
Restructuring and asset impairment	213.6
Future asbestos related costs	180.0
Other	71.2
Asbestos-related payments	(190.3)
Cash paid for restructuring activities	(68.3)
Change in non-current operating assets	21.3
Reduction in non-current liabilities	(178.9)
Change in components of working capital	143.3

Cash provided by operating activities	800.0

9.              Please tell us and disclose whether you have any non-cash transactions pursuant to FASB ASC 230-10-50-3 through 6.

Response:  The Company’s only material non-cash transactions consist of assets capitalized under capital lease obligations.  Pursuant to ASC 230-10-50-3 through 6, the Company has disclosed these non-cash transactions in Note 6 on page 64.

1. Significant Accounting Policies

Basis of Consolidated Statements, page 54

10.       Please consider revising your disclosure here or elsewhere in the notes to the financial statements to include the following:

•                  the names of your less-than-wholly owned subsidiaries and the segments that they are included in; and

•                  the type of equity (ie common stock, preferred stock etc.) owned by the noncontrolling interests and the company, along with the percentages of ownership.

Response: The Company believes that disclosing the names and percentage ownership of its less-than-wholly owned subsidiaries is not meaningful to gaining an understanding of its financial statements.  As the relative size or significance of each less-than-wholly owned subsidiary is not disclosed, the name and percentage ownership would not add any value to the reader.

Property Plant and Equipment, page 56

11.       You had construction in progress of $291.9 million as of December 31, 2009.  If accounts payable contains construction in progress or other property and equipment additions, please disclose in a footnote the related amounts as of each balance sheet date.  Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made.

Response:  The Company records amounts into construction in progress (CIP) as work related to capital projects is performed.  The Company’s capital projects may span a period of time ranging from 90 days to over one year, with most projects lasting approximately six months.  Large projects may also last longer than one year, such as a current project to build a new glass furnace in New Zealand which began in early 2009 and is scheduled to be completed in the second half of 2010.  Spending on this new furnace in 2009 accounted for approximately one-third of the total increase in CIP from December 31, 2008 to December 31, 2009.

The Company pays for items in CIP under standard industry terms of approximately 30 days, though some items are paid on longer terms of 60 days.  Certain vendors require the Company to make advance payments and still others require the Company to make regular progress payments over the life of the capital project.

The increase in the CIP balance at December 31, 2009 compared to December 31, 2008 is primarily related to the New Zealand furnace discussed above and the timing of when projects were started in 2009.  Due to the economic downturn and uncertainty at the beginning of 2009, the Company delayed many capital projects in order to preserve cash.  In the second half of 2009, the Company resumed these capital projects as its cash position became clearer and the economy appeared to be recovering.  As the average length of time for most capital projects is approximately six months, this resulted in a large increase in the CIP balance at the end of 2009 compared to the end of 2008.

As of December 31, 2009, accounts payable did contain CIP and other property and equipment additions.  These additions were made in the normal course of business and under the terms described above.  The disclosure of the amount in accounts payable related to these balances is not deemed meaningful to the Company’s financial statements.

From a cash flow perspective, the Company includes additions to CIP as cash used in investing activities when the purchase is made under standard terms, rather than in the subsequent period in which the cash payment is made.  The Company believes this is consistent with the guidance in ASC 230-10-45-13 which defines cash outflows for investing activities as “payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment…”  Standard terms of the additions to CIP are typically 30 days, which the Company considers to be soon after the purchase.  Accordingly, the Company includes these additions as cash used in investing activities upon purchase.

14.  Pension Benefit Plans and Other Postretirement Benefits, page 77

12.       You disclose that you have defined benefit pension plans covering a substantial number of employees located in the United States, the United Kingdom, The Netherlands, Canada and Australia, as well as many employees in Germany and France.  Please tell us what consideration you gave to FASB ASC 715-20-50-4 in determining that you should aggregate US and International plans in your disclosures.  Please also tell us how you determined that it was appropriate to aggregate US and International plans related to your postretirement benefits other than pensions.

Response:  Per ASC 715-20-50-4, separate disclosures are required for pension plans and other postretirement benefit plans outside the U.S. if they are significant relative to the total benefit obligation and they use significantly different assumptions.  The Company assessed its International plans and determined that they are significant relative to the total benefit obligation, but do not use significantly different assumptions.  Therefore, the Company combined the disclosures of its U.S. and International pension plans and postretirement benefit plans.

Signatures, page 202

13.       It is not clear whether your principal accounting officer or your controller signed your filing.  Please tell us and revise your disclosure to identify which individual listed on page 203 is either your principal accounting officer or your controller.  If your principal accounting officer or your controller did not sign the filing, please amend your Form 10-K to provide the signature of the principal accounting officer of controller of your company.  Please refer to paragraph (2)(a) of General Instruction D to Form 10-K.

Response:  Edward C. White, the Company’s Chief Financial Officer, is also the Company’s principal accounting officer.  Future filings will be revised to reflect this as follows:

“Edward C. White	Senior Vice President and Chief Financial Officer (Principal
Financial Officer; Principal Accounting Officer)”

*                                         *                                         *                                         *                                         *                                         *

Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Edward C. White
Edward C. White
Senior Vice President and Chief Financial Officer